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                              January 17, 2023

       Hayden Brown
       President and Chief Executive Officer
       Upwork Inc.
       475 Brannan Street, Suite 430
       San Francisco, California 94107

                                                        Re: Upwork Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-38678

       Dear Hayden Brown:

              We have reviewed your December 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 22, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note your response to prior comment 2. Please provide us, on an unconsolidated basis, the percentage
of Upwork Inc   s assets that constitute    investment securities    as
                                                        such term is used in
Section 3(a)(1)(C) of the Investment Company Act of 1940 (the
                                                           1940 Act   ). When
performing this calculation, only include those assets that are recognized by U.S.
generally accepted accounting principles.
 Hayden Brown
FirstName  LastNameHayden Brown
Upwork Inc.
Comapany
January 17,NameUpwork
            2023       Inc.
January
Page 2 17, 2023 Page 2
FirstName LastName
      You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Brian Levey